AzurRx BioPharma, Inc. 760 Parkside Avenue Downstate Biotechnology Incubator, Suite 340 Brooklyn, New York 11226 (646) 699-7855

October 31, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Christopher Edwards and Ms. Mary Beth Breslin

RE:        AzurRx BioPharma, Inc.
Request for Withdrawal of Registration Statement on Form S-3 filed on October 11, 2017
(File No. 333-220914)

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AzurRx BioPharma, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form S-3 (File No. 333-220914), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 11, 2017, and has not been declared effective.

The Registrant is seeking withdrawal of the Registration Statement because the Registrant did not meet the eligibility requirements for the use of Form S-3 at the time the Registration Statement was filed. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please send copies of the Order to the undersigned at AzurRx BioPharma, Inc., 760 Parkside Avenue, Downstate Biotechnology Incubator, Suite 340, Brooklyn, New York 11226, with a copy to the Registrant’s counsel, Disclosure Law Group, Attn: Daniel W. Rumsey, 600 W. Broadway, Suite 700, San Diego, California 92101, facsimile number (619) 330-2101.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Daniel W. Rumsey, Managing Director of Disclosure Law Group, at (619) 272-7050.

Very truly yours,

/s/ Johan M. (Thijs) Spoor
Johan M. (Thijs) Spoor
President and Chief Executive Officer
AzurRx BioPharma, Inc.

cc:          Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation